CompuCredit Corporation
245 Perimeter Center Parkway, Suite 600
Atlanta, Georgia 30346

April 15, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. John G. Saia
Re:	CompuCredit Corporation
Pre-Effective Amendment No. 4 to Registration Statement on Form S-3
Registration No. 333-86740

Dear Mr. Saia:

        Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-3:

  "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

Very truly yours,
COMPUCREDIT CORPORATION
By:	/s/ Rohit H. Kirpalani Rohit H. Kirpalani Secretary and General Counsel

cc: W. Brinkley Dickerson, Jr.